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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1
                              (AMENDMENT NO. 3)
                            TENDER OFFER STATEMENT
                         PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                     AND
                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  OPAL, INC.
                          (Name of Subject Company)
                                ORION CORP. I
                           APPLIED MATERIALS, INC.
                                  (Bidders)
                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)
                                 683474-10-0
                    (CUSIP Number of Class of Securities)

                           JOSEPH J. SWEENEY, ESQ.
                           APPLIED MATERIALS, INC.
                               2881 SCOTT BLVD.
                        SANTA CLARA, CALIFORNIA 95050
                                (408) 727-5555
         (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications on behalf of Bidders)

                                   COPY TO:

                               DAVID FOX, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 735-3000


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     This Amendment No. 3 amends the Tender Offer Statement on Schedule 14D-1 filed on November 26, 1996, as amended (the "Schedule 14D-1") by Applied Materials, Inc., a Delaware corporation, and its wholly owned subsidiary, Orion Corp. I, a Delaware corporation (the "Purchaser"), relating to the Purchaser's tender offer for all of the outstanding shares of common stock, par value $.01 per share, of Opal, Inc., a Delaware corporation. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1.



Item 10. Additional Information.

     Item 10 is hereby amended to add as follows:


UNITED STATES ANTITRUST

     At 11:59 p.m., New York City time, on December 11, 1996, the waiting period under the HSR Act applicable to the Offer expired.


GERMAN ANTITRUST

     On December 18, 1996, the German Federal Cartel Office announced that it did not object to Parent's proposed acquisition of the Company.


ISRAELI RESTRICTIVE TRADE PRACTICES

     On December 5, 1996, the Comptroller approved Parent's proposed acquisitions of the Company and Orbot Instruments. On December 10, 1996, a notice of such approval was published in two newspapers in Israel pursuant to applicable Israeli law and, as a result of such publication, a 30-day period during which third parties may appeal the Comptroller's decision to approve the proposed transactions was commenced. Such 30-day period expires on January 9, 1997.

ISRAELI CHIEF SCIENTIST OFFICE

     On December 16, 1996, the Office of the Chief Scientist at the Ministry of Industry and Trade of the State of Israel (the "OCS") approved Parent's acquisition of control over the Company. Certain customary restrictions are applicable to any future transfer by the Company to third parties of the know-how and technology developed in the course of the OCS-funded research and development programs and the manufacturing rights with respect thereto.


ISRAELI INVESTMENT CENTER

     On December 11, 1996, the Investment Center of the Ministry of Industry and Trade of the State of Israel advised Parent and the Company that it did not object to Parent's proposed acquisition of the Company.


ISRAELI SECURITIES AUTHORITY

     On December 5, 1996, the Israeli Securities Authority granted Parent an exemption from the prospectus publication requirements under Israeli securities laws in connection with the treatment of Company Options in the Merger, subject to certain customary conditions.


ISRAELI TAX AUTHORITIES

     On December 22, 1996, the Israeli Tax Authorities approved the various requests made by Parent and Opal Technologies regarding the treatment of Company Options in the Merger and certain other related matters.

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                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 23, 1996

                                          ORION CORP. I

                                          BY:  /s/ Nancy H. Handel
                                              -------------------------------
                                              Name: Nancy H. Handel
                                              Title: President and Chief
                                              Executive Officer

                                          APPLIED MATERIALS, INC

                                          BY:  /s/ Joseph J. Sweeney
                                              -------------------------------
                                              Name: Joseph J. Sweeney
                                              Title: Vice President

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